U.S. Securities and Exchange Commission

Division of Investment Management

February 10, 2026

VIA E-mail

Suhail A. Shaikh
President and Chief Executive Officer
Investcorp US Private Credit BDC II
280 Park Avenue
New York, NY 10017

Re: Investcorp US Private Credit BDC II
File No. 000-56810

Dear Mr. Shaikh:

On January 5, 2026, you filed a registration statement on Form 10 on behalf of Investcorp US Private Credit BDC II (the "Fund"), in connection with the registration of the Fund's common stock under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General comments

1. In a number of places, the Registration Statement states that the Fund "intends to apply for Multi-Class Exemptive Relief." Please consider revising to reflect the fact that the Fund has already applied for such relief.

REGISTRATION STATMENT

Item 1. Business

2. In the fifth paragraph of the section entitled "The Fund," the disclosure notes "We will notify shareholders of the Fund at least 60 days prior to any change to the 80% investment policy described above." Please note that under paragraph (f) of amended

rule 35d-1 to take effect later this year, the 80% investment policy of an unlisted business development company's ("BDC") can be changed only if authorized by the vote of the majority of the outstanding voting securities of the BDC, unless (1) the BDC conducts a tender or repurchase offer to allow shareholders to redeem shares, in accordance with all applicable Commission rules, in advance of any change in such policy; (2) the BDC provides shareholders with at least 60 days' prior notice of any change in such policy in advance of the offer; (3) the offer is not oversubscribed; and (4) in the event of a tender offer, the BDC purchases shares at their net asset value. Please consider adding disclosure describing these additional conditions.

3. The Fund's 80% policy references indirect investments, including "through certain synthetic instruments." Please clarify what types of synthetic instruments you will use and confirm whether these will be the only means by which you will obtain indirect exposure to private credit.

4. Under Investment Approach, you state that "[t]he typical term of the loans will be 7 years with an average realized duration of 4 years." Please clarify what average realized duration means and explain its implications. To the extent your investment analysis relies on your ability to resell a loan, or a portfolio company refinancing, as opposed to underwriting based on operating characteristics and cash flows, please clarify. In connection with this comment, we acknowledge the Exit Strategy disclosure later in your filing. However, we believe further explanation of the assumed prevalence and impacts may be warranted.

5. Please clarify whether you will focus on fixed or floating rate loans and, to the extent material, disclose the percentage of loans that are in each category and the benefits and risks of each type.

6. In this section and elsewhere as appropriate, if the Fund expects to invest in defaulted loans, please (a) disclose that fact along with any limits on such investments, and (b) include appropriate risk disclosure.

7. In the section entitled "Compensation of the Adviser" and elsewhere, please consider including examples of quarterly incentive fee calculations under various scenarios and assumptions.

8. "Subsidiary," when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (i) is primarily controlled by the Fund; and (ii) primarily engages in investment activities in securities or other assets. For purposes of this comment, "primarily controlled" means (i) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Investment Company Act of 1940 ("Investment Company Act"), and (ii) the Fund's control of the unregistered entity is greater than that of any other person.

If the Fund may engage in investment activities through one or more directly- or indirectly-controlled Subsidiaries, please disclose:

- That "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

- Any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

- That the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (section 61) on an aggregate basis with the Subsidiary so that the Fund treats each Subsidiary's debt as its own for purposes of section 61.

- That any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- That each Subsidiary complies with provisions relating to affiliated transactions and custody (section 57). Identify the custodian of the Subsidiary, if any.

Please also confirm in correspondence that: (a) if a Subsidiary is a foreign corporation, its board of directors will agree to designate an agent for service of process in the United States; (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the Investment Company Act and the rules thereunder; (c) the financial statements of each Subsidiary will be consolidated with those of the Fund (if not, please explain why not); and (d) for any Subsidiary that is wholly-owned, the Subsidiary's management fee (including performance fee), will be included in "Management Fees," and any Subsidiary's expenses will be included in "Other Expenses" in the fee table.

Item 2. Financial Information

9. Item 303(a) of Regulation S-K states that the objective behind Management's discussion and analysis "is to provide material information relevant to an assessment of [your] financial condition and results of operations … to better allow investors to view [you] from management's perspective." While you present certain quantitative information you generally do not provide qualitative explanations behind the numbers in sufficient detail to permit investors to understand your results and portfolio quality. For example, as of December 31, 2024, 92% of your portfolio had investment ratings of 2 or higher. The same metric as of September 30, 2025, was 87% and you refer to realized gains and losses as being "primarily related to the restructuring of investments" when discussing

your results for the nine months ended September 30. However, it is unclear what specific investments, economic or market conditions, caused these changes or how these items may impact future operations. Please revise to more fully describe the underlying reasons for material changes in quantitative and qualitative terms.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence

10. We note the statement that "the Adviser and its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees." In correspondence, please tell us more about the activities contemplated by this disclosure, including whether such fees will relate to portfolio company investments or be paid by portfolio companies. If so, please address how your activities comport with section 57 of the Investment Company Act or any co-investment orders you intend to rely on.

* * * * * *

Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6781.

Sincerely,

/s/ Michael C. Pawluk

Michael C. Pawluk
Senior Special Counsel

cc: Harry S. Pangas, Dechert LLP
Jay Williamson, Branch Chief
Christian Sandoe, Assistant Director